T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.

The following disclosure has been added as a type of municipal security in which the fund may invest:

 Build America Bonds The American Recovery and Reinvestment Act of 2009 created Build America Bonds, which allow state and local governments to issue taxable bonds in 2009 and 2010 to finance any capital expenditures for which they otherwise could issue tax-exempt governmental bonds. State and local governments receive a federal subsidy payment for a portion of their borrowing costs on these bonds equal to 35% of the total coupon interest paid to investors. The municipality can elect to either take the federal subsidy or it can pass a 35% tax credit along to bondholders. Investments in these bonds will result in taxable interest income and the funds may elect to pass through to shareholders the corresponding tax credits. The tax credits can generally be used to offset federal income taxes and the alternative minimum tax, but those tax credits are generally not refundable.